21001409

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SEC Mail Processing Section

MAR 25 2021

Washington DC 413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Oaklins DP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Park Avenue South, 22nd Floor
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reed Phillips (212) 686-9700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400 (Address) Whippany (City) NJ (State) 07981 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reed Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oaklins DP LLC, as of December 31, 20 20 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public
BARBARA TATEO
Notary Public, State of New York
No. 01TA4962776
Qualified in Richmond County
Commission Expires 06/17/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss), or if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKLINS DP LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

(CONFIDENTIAL PURSUANT TO RULE 17A-5(e)(3))

OAKLINS DP LLC

CONTENTS

CONFIDENTIAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Oaklins DP LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oaklins DP LLC (the "Company"), as of December 31, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 10, 2021

OAKLINS DP LLC

STATEMENT OF FINANCIAL CONDITION

CONFIDENTIAL

December 31, 2020

ASSETS		
Cash	$	72,656
Prepaid expenses		2,968
	$	75,624
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$	29,459
Due to related party		25,478
		54,937
Members' equity		20,687
	$	75,624

See accompanying notes to financial statements.

OAKLINS DP LLC

STATEMENT OF INCOME

CONFIDENTIAL

Year Ended December 31, 2020

Revenues	
Investment banking fees	$ 1,235,000
Expenses	
Consulting	248,834
Commisions	135,760
Guaranteed payments	92,469
Professional fees	50,827
Salary allocation	18,000
Other expenses	13,108
Occupancy	12,000
	570,998
Net income	$ 664,002

See accompanying notes to financial statements.

OAKLINS DP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

CONFIDENTIAL

Year Ended December 31, 2020

Balance, beginning of year	$	76,685
Capital withdrawals		(720,000)
Net income		664,002
Balance, end of year	$	20,687

See accompanying notes to financial statements.

OAKLINS DP LLC

STATEMENT OF CASH FLOWS

CONFIDENTIAL

Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 664,002
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due to related party	12,356
Prepaid expenses	(494)
Accrued expenses	3,017
Net cash provided by operating activities	678,881
Cash flows used in financing activities	
Capital withdrawals	(720,000)
Net decrease in cash	(41,119)
Cash, beginning of year	113,775
Cash, end of year	$ 72,656

See accompanying notes to financial statements.

OAKLINS DP LLC

NOTES TO FINANCIAL STATEMENTS

CONFIDENTIAL

1. Nature of business

Oaklins DP LLC (the "Company"), which is located in New York City, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement agent for debt and equity securities for clients who are involved in the media industry.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 10, 2021. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contracts, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 3 for further information on the Company's revenue from contracts with customers.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City unincorporated business tax, of which approximately $500 of such tax was incurred during the year ended December 31, 2020 and was offset by a prior year overpayment of approximately $7,000 which is included in other expenses in the statement of income.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Risk and Contingencies

The COVID-19 pandemic has developed rapidly in 2020. Measures taken by various governments to contain the virus have affected economic activity. We have taken measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our registered representatives (working from home), and securing Box.com, a cloud computing software to ensure business is not impacted.

At this stage, the impact on our business has been limited. As an M&A advisory firm, we have experienced a decrease in deal activity in Q3 and Q4 2020, but at the current moment, we are seeing an increase in activity in the industry and are in discussion with several new clients. Management continues to monitor the situation and will make any necessary adjustments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period.

3. Revenue from Contracts with Customers

Investment Banking Revenues

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at a point in time based on a contractual rate for satisfying two performance obligations or until the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company has identified two performance obligations in its contracts: delivery of the offering memorandum and the closing date of the transaction whereby the contracted transaction prices are recognized in revenue. The Company records a contract liability for the unearned revenue when cash is received prior to the delivery of performance obligation. There were no outstanding contract liabilities as of December 31, 2020.

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract Assets and Liabilities

As of January 1, 2020 the Company had no outstanding contract liabilities from contracts with customers and no outstanding receivables or contract assets. There were no outstanding receivables, contract assets, or contract liabilities from contracts with customers as of December 31, 2020.

The following table presents disaggregated revenue from investment banking services:

Revenue recognized for delivery of an offering memorandum	$ 80,000
Revenue recognized for closing of a transaction	$1,155,000
Total revenues from contracts with customers	$1,235,000

4. Concentration of credit risk

Revenues

For the year ended December 31, 2020, two customers accounted for 94% of revenue.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $17,719 which was approximately $12,719 more than its minimum requirement of $5,000.

6. Exemption from Rule 15c3-3

The Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 as the Company does not handle customer cash or securities, therefore, it does not have any reserve or possession or control requirements with respect to SEC Rule 15c3-3.

7. Related party transactions

The Company is obligated under an expense sharing agreement, for office space and salary with a related party, through common ownership. Total rent and salary expense for the year ended December 31, 2020 was $12,000 and $18,000, respectively.

At December 31, 2020, there was approximately $25,000 due to a related party for rent and shared salary under the above agreement.

Members of the company are eligible to participate in the Oaklins DeSilva & Phillips 401(k) Profit Sharing Plan ("the Plan"), a defined contribution plan sponsored by Oaklins DeSilva & Phillips LLC with Oaklins DP LLC listed as a participating employer. Members may contribute to the Plan up to the limits set by the United States Internal Revenue Service and contributions are 100% vested when made. The Company did not make a contribution to the Plan during the year ended December 31, 2020.

OAKLINS DP LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

CONFIDENTIAL

December 31, 2020

Net capital		
Total members' equity		$ 20,687
Less nonallowable assets and deductions:		
Prepaid expenses		2,968
Net capital		$ 17,719
Aggregate indebtedness		$ 54,937
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,664
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($17,719 - $5,000)		$ 12,719
Percentage of aggregate indebtedness to net capital	$ 54,937 / $ 17,719	310%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm.

OAKLINS DP LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

CONFIDENTIAL

December 31, 2020

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 as the Company does not handle customer cash or securities, therefore, it does not have any reserve or possession or control requirements with respect to SEC Rule 15c3-3.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Oaklins DP LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Oaklins DP LLC (the "Company") stated the Company may file an exemption report because it had no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020. Management is responsible for compliance with 17 C.F.R. §15c3-3(k) and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 10, 2021

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jei

OAKLINS DP LLC

RULE 15c3-3 EXEMPTION REPORT

CONFIDENTIAL

December 31, 2020

Oaklins DP LLC (the "Company") has no obligations under Rule 15c3-3 since it does not hold customers' cash or securities on behalf of customers. Throughout the most recent fiscal year ending December 31, 2020, the Company did not hold customers' cash or securities. The Company is filing this exemption report because the Company limits its business activities exclusively to investment banking services. Therefore, the Company is permited to file this Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2020.

I, Reed Phillips, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Title: Principal
Oaklins DP LLC

Date: February 10, 2021